INVESTMENT MANAGEMENT

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VOYA®

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 19, 2021

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Voya Partners, Inc.

(File Nos. 333-32575; 811-08319)

Dear Ms. Dubey

This letter responds to comments provided to Anna Jagiello, Jay Stamper, Gizachew Wubishet, and Angela Gomez on March 25, 2021, by the Staff of the U.S. Securities and Exchange Commission ("Staff"), for Post-Effective Amendment No. 88 (an "Amendment") to the Registration Statement of Voya Partners, Inc. (a "Registrant"). The Amendment was filed on February 10, 2021, to the Registration Statement on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

GENERAL

1.Comment: The Staff requested that responses to the Staff's comments be filed via EDGAR at least five (5) business days prior to filing the 485(b) filing.

Response: The Registrant appreciates the Staff's request and will strive to adhere to that timeline.

2.Comment: With respect to Portfolios investing in convertible securities, the Staff requested that the Registrant specify whether convertible securities include contingent convertible securities ("CoCos"). If so, the Registrant should revise the disclosure to included CoCos securities in the "Principal Investments Strategies" section and add corresponding risk to "Principal; Risks" section. In addition, the Staff requested that the Registrant disclose the credit quality policy with respect to convertible securities investments.

Response: The Registrant has added additional disclosure with respect to the description of CoCos and the inherent risks of CoCos to its SAI and with respect to the credit quality of the convertibles securities investments the Registrant has appropriate risk disclosure included in the section entitled "More Information about the Portfolios."

FEES AND EXPENSES OF THE PORTFOLIO

3.Comment: The Staff requested that the Registrant confirm that all expense limitation agreements will be filed as exhibits to the 485(b) registration statement.

Response: The Registrant confirms.

4.Comment: The Staff requested that the Registrant confirm that all expense limitation agreements will extend for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 2

PRINCIPAL RISKS

5.Comment: The Staff requested that the "Principal Risks" section be prioritized in order of those most likely to adversely affect a Portfolio's net asset value, yield, and total return first, followed by the remaining risks placed in alphabetical order.

Response: The Registrant believes that the current risk disclosure, including the alphabetical ordering of the list of a Portfolio's principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund's portfolio "as a whole" is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Registrant believes that rank- ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which a Portfolio's portfolio as a whole is subject.

6.Comment: The Staff requested that the "Company Risk" in the "Principal Risks" section be revised to better reflect what it describes (e.g. equities).

Response:	The Registrant appreciates the Staff's comment but believes that the current disclosure is adequate.

7.Comment: With respect to Portfolios investing in emerging markets, the Staff requested that the "Foreign Investments/Developing and Emerging Markets Risk" disclosure is tailored to describe the specific emerging markets that the Portfolios will use to achieve their investment objectives.

Response: The Registrant appreciates the Staff's comment but believes the disclosure adequately describes the risks entailed with investment in the emerging markets.

8.Comment: The Staff noted that "Investing through Bond Connect Risk" or "Investing through Stock Connect" are included as a "Principal Risk" for certain Portfolios but there is no disclosure in the "Principal Investment Strategies". The Staff requested that, if investing in China is a principal strategy of a Portfolio, disclosure is included in the "Principal Investment Strategies" section.

Response: The Registrant appreciates the Staff's comment but treats investments through "Bond Connect" and "Stock Connect" as investments in emerging markets which is disclosed in a Portfolio's "Principal Investment Strategies."

PERFORMANCE INFORMATION

9.Comment: The Staff noted that, several Portfolios in the Registrant, compare their performance to two or more indices in the "Average Annual Total Returns" table and requests that the Registrant add disclosure pursuant to Instruction 2(b) of Item 4 of Form N-1A. This instruction states "If an additional index is included, disclosure information about the additional index in the narrative explanation accompanying the bar chart and table."

Response: The Registrant appreciates the Staff's comment and will make the necessary changes in future filings.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 3

PROSPECTUS COMMENTS TO SPECIFIC PORTFOLIOS (Regular Portfolios)

Voya Global Bond Portfolio

10.Comment: The Staff noted that the Portfolio may invest in senior loans. The Staff requested that, if the Portfolio invests in "covenant-lite" senior loans as principal investment strategy, please add disclosure in the "Principal Investment Strategies" section and add corresponding risk disclosure in the "Principal Risks" section.

Response: The Registrant appreciates the Staff's comment and is adding additional risk disclosure to its SAI.

11.Comment: The Staff requested that the following section be moved to the "Principal Risks" section as this language is not a principal strategy pursuant to Form N1-A General Instruction C3(a):

""The bigger the duration number, the greater the interest-rate risk or reward for the fixed-income instrument prices. For example, the price of a bond with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond with an average duration of five years would be expected to rise approximately 5% if interest rates drop by one percentage point."

Response: The Registrant appreciates the Staff's comment but believes the disclosure is appropriate in its current location, in response to previous Staff comments.

Voya International High Dividend Low Volatility

12.Comment: The Staff requested that, given the term "High Dividend" is in the Portfolio's name, an 80% test should be included pursuant to Rule 35d-1. Also, the Staff requested that the Registrant define what high dividend paying equity is for the purposed of the policy.

Response: The Registrant appreciates the Staff's comment but does not believe that "High Dividend" is a term subject to Rule 35d-1 under the 1940 Act.

13.Comment: The Staff requested that the Registrant revise the disclosure to clarify what it means to "manage target beta" and "to neutralize region and sector exposure." In addition, the disclosure should also clarify how managing target beta and neutralizing region and sector exposure help achieve low volatility.

Response: The Registrant appreciates the Staff's comment and will consider revising the disclosure in the future.

VY® American Century Small-Mid Cap Value Portfolio

14.Comment: The Staff requested the Registrant explain why the Russell 3000® Index (the "Index") minus the largest 100 companies is an appropriate manner to define mid-capitalization companies as the Index generally tracks large-capitalization companies.

Response: The Registrant appreciates the Staff's comment, but believes that the market capitalizations of the securities of the Russell 3000® Index (minus the largest 100 companies) is an appropriate manner to define mid-cap companies given that most of the companies in the Russell 3000® Index are representative of mid-cap companies.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 4

VY® Baron Growth Portfolio

15.Comment: With respect to the last sentence in the fourth paragraph of the "Principal Investment Strategies" section, the Staff requested that the Registrant explain what constitutes the "sub-adviser's great conviction."

Response: The Registrant appreciates the Staff's comment but does not believe any further explanation is necessary because the meaning is clear.

VY® Columbia Contrarian Core Portfolio

16.Comment: The Staff requested that a specific risk for Information Technology Sector be included in "Principal Risks" section.

Response: The Registrant appreciates the Staff's comment; however, the specific sector risks are included in the sub-section entitled "More Information about the Portfolios – Additional Information About the Principal Risks" in the Prospectus.

VY® Columbia Small Cap Value II Portfolio

17.Comment: The Staff requested that a specific risk for Financial Services Sector be included in Principal Risks section.

Response: The Registrant appreciates the Staff's comment; however, the specific sector risks are included in the sub-section entitled "More Information about the Portfolios – Additional Information About the Principal Risks" in the Statutory Prospectus.

VY® Invesco Comstock Portfolio

18.Comment: The Staff requested that, given the Portfolio's name, an 80% test should be included.

Response: The Registrant appreciates the Staff's comment but does not believe that "Comstock" is a term subject to Rule 35d-1 under the 1940 Act.

19.Comment: The Staff requested that the following disclosure be moved to "Principal Risks" section:

The securities of medium- or small-sized companies may be subject to more abrupt or erratic market movements than securities of larger companies or the market averages in general. In addition, such companies typically are subject to a greater degree of change in earnings and business prospects than larger companies. Thus, to the extent the Sub-Adviser invests in medium- and small-sized companies, the Portfolio may be subject to greater risk than that assumed through investment in securities of larger companies.

Response: The Registrant appreciates the Staff's comment but the Registrant believes the disclosure is appropriate.

VY® Invesco Global Portfolio (formerly "VY® Invesco Oppenheimer Global Portfolio")

20.Comment: The Staff requested that the Registrant update the name change on EDGAR.

Response: The name change has been updated.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 5

21.Comment: With respect to the use of "Global" in the name of the Portfolio, the Staff requested the Registrant expand the disclosure with respect to how the Portfolio will be invested in countries economically tied throughout the world.

Response: The Registrant confirms that it has considered the Portfolio's current disclosure and policies in light of Rule 35d-1 under the 1940 Act. The Registrant believes that the disclosure cited by the

Staff for the Portfolio currently stating that the Portfolio will invest in "[a] number of different countries" is consistent with footnote 42 of the Adopting Release. This footnote states that "[t]he terms 'international' and 'global,' however, connote diversification among investments in a number of different countries throughout the world, and 'international' and 'global' funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." The Registrant confirms that the Portfolio invests in a manner consistent with this expectation. The Registrant further notes that the portions of the Portfolio that are invested in U.S. and foreign countries will change in accordance with its strategy over time. Accordingly, the Registrant respectfully declines to add specific disclosure regarding its historical exposure. In light of the Staff's comment however, the Registrant will consider the adoption of an appropriate policy relating to funds that include "global" in their names for future filings.

22.Comment: The Staff requested that the Registrant remove the following sentence from the "Principal Investment Strategies" section per Instruction Item (9)(b)(1):

""Also, the Portfolio does not concentrate 25% or more of its assets in any one industry. However, changes in the overall market prices of securities and the income they pay can occur at any time. In addition, from time to time, the Portfolio may increase the relative emphasis of its investments in a particular industry. The share price of the Portfolio will change daily based on changes in market prices of securities and market conditions and in response to other economic events."

Response: The Registrant appreciates the Staff's comment but the Registrant believes the disclosure is appropriate.

VY® T. Rowe Price Diversified Mid Cap Portfolio

23.Comment: The Staff requested that the Registrant revise the sentence below as the Staff believes the Portfolio can only deviate from it's investment criteria due to unusual circumstances and not as part of investment strategy.

"In pursuing its investment objective, the Sub-Adviser has the discretion to deviate from the Portfolio's normal investment criteria, as described above, and purchase securities that it believes will provide an opportunity for gain."

Response: The Registrant appreciates the Staff's comment and would like to direct the Staff to the second sentence in this paragraph which explains the special situations under which the Sub-Adviser might deviate from the Portfolio's normal investment criteria:

"These special situations might arise when the Sub-Adviser believes a security could increase in value for a variety of reasons, including a change in management, an extraordinary corporate event, or a temporary imbalance in the supply of or demand for the securities."

24.Comment: The Staff requested that a specific risk for Information Technology Sector be included in the "Principal Risks" section.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 6

Response: The Registrant appreciates the Staff's comment; however, the specific sector risks are included in the sub-section entitled "More Information about the Portfolios – Additional Information About the Principal Risks" in the Statutory Prospectus.

VY® T. Rowe Price Growth Equity Portfolio

25.Comment: The Staff requested that pursuant to General Instruction C3(a) on Form N-1A the Registrant delete or move any additional language included in the investment objective section of each prospectus that would be considered strategy disclosure.

Response: The Registrant appreciates the Staff's comment but believes the Portfolios' investment objectives are properly disclosed. In addition, any changes to these investment objectives would require a 60 day notification to shareholders. These investment objectives have been stated in this manner since a portfolio's inception. Any new portfolios that are filed will contain investment objectives that do not contain any statements that would be considered investment strategy disclosure.

26.Comment: The Staff requested that a specific risk for Information Technology Sector be included in the "Principal Risks" section.

Response: The Registrant appreciates the Staff's comment; however, the specific sector risks are included in the sub-section entitled "More Information about the Portfolios – Additional Information About the Principal Risks" in the Statutory Prospectus.

27.Comment: The Staff requested that the Registrant revise the sentence below as the Staff believes the Portfolio can only deviate from it's investment criteria due to unusual circumstances and not as part of investment strategy.

"In pursuing its investment objective, the Sub-Adviser has the discretion to deviate from the Portfolio's normal investment criteria, as described above, and purchase securities that it believes will provide an opportunity for gain."

Response: The Registrant appreciates the Staff's comment and would like to direct the Staff to the second sentence in this paragraph which explains the special situations under which the Sub-Adviser might deviate from the Portfolio's normal investment criteria:

"These special situations might arise when the Sub-Adviser believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, a new product introduction or innovation, or a favorable competitive development."

28.Comment: The Staff requested that the Registrant revise the disclosure below to explain the meaning of pecuniary environment. In addition, the description should include the specific ESG factors that the sub- adviser integrates into its process. Lastly, the Staff suggests adding an ESG risk.

""The Sub-Adviser integrates pecuniary environmental, social, and governance ("ESG") factors into its investment research process. The Sub-Adviser will focus on the ESG factors it considers most likely to have a material impact on the performance of the holdings in the Portfolio's portfolio."

Response: The Registrant removed the disclosure from the "Principal Investment Strategies" section.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 7

MORE INFORMATION ABOUT THE PORTFOLIOS

29.Comment: The Staff requested that, pursuant to Item 9(b)(1) of Form N-1A, the Registrant include each Portfolio's principal investment strategies in this section.

Response: The Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the section entitled "Principal Investment Strategies" in the summary prospectus without repeating it the statutory section of the prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant's presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to "group the response to any item (other than Items 2 through

8)in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds." This presentation is also consistent with the Registrant's previous disclosure of this information and is followed by other funds in the industry.

HOW SHARES ARE PRICED

30.Comment: The Staff requested that the Registrant revise the disclosure below to remove ""and accepted"" from the sentence below per Rule 22(c)(1)(a).

"". Investments will be processed at the NAV next calculated after an order is received and accepted by a Portfolio or its designated agent. In order to receive that day's price, your order must be received by Market Close.

Response: The Registrant appreciates the Staff's comment but believes the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL INVESTMENT RESTRICTIONS

31.Comment: The Staff requested that the Registrant revise fundamental restriction No. 7 to include "tax exempt and obligations issued by" in front of "municipal securities."

With respect to VY® Invesco Equity and Income Portfolio, this limitation does not apply to municipal securities.

Response: The Registrant appreciates the Staff's comment but does not believe the restriction can be changed absent a shareholder vote.

32.Comment: The Staff requested that the Registrant revise fundamental restriction No. 7 to disclose that a Portfolio will consider holdings of other funds in which it invests when applying its concentration policy.

Response: The Registrant appreciates the Staff's comment but does not believe the restriction can be changed absent a shareholder vote.

33.Comment: The Staff requested that the Registrant revise fundamental restriction No. 13(i) to include

"tax exempt" in front of "municipal securities."

(i) there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state or territory of the United States, or any of their agencies, instrumentalities, or political subdivisions;

Ms. Anu Dubey

U.S. Securities and Exchange Commission

April 19, 2021

Page | 8

Response: The Registrant appreciates the Staff's comment but does not believe the restriction can be changed absent a shareholder vote.

NON-FUNAMENTAL INVESTMENT RESTRICTIONS

34.Comment: The Staff requested that the Registrant confirm that any Portfolio confirm that derivatives are valued on market value and not notional value if they are counted towards the 80% bucket.

Response: The Registrant confirms.

SIGNATURE PAGE

35.Comment: The Staff requested that the Registrant identify who is the principal financial officer or controller signing the signature page.

Response: In Mr. Todd Modic's role as Chief/Principal Financial Officer, he also serves the functions of a chief accounting officer. We look to formally revise his title in the future.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli__________________

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP